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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF SEPTEMBER, 2000

                          ROYAL CARIBBEAN CRUISES LTD.
                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                ----------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F     [X]           FORM 40-F      [ ]

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES           [ ]            NO            [X]

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

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                                        Contact: Lynn Martenstein (305) 539-6573
                                                 Michael Sheehan  (305) 539-6572

                                        For Immediate Release


                       ROYAL CARIBBEAN INCREASES DIVIDEND

MIAMI - September 7, 2000 - The Board of Directors of Royal Caribbean Cruises Ltd. (NYSE:RCL; OSE:RCL) has declared a quarterly dividend of 13 cents per share for common stock shareholders of record at the close of business on September 18, 2000, payable on September 29, 2000. This dividend represents an increase from the previous rate of 11 cents per share.

         This is the 28th consecutive quarter Royal Caribbean's Board of Directors has voted to declare a dividend to common stock shareholders.

         Royal Caribbean Cruises Ltd. is a global cruise company that owns Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 18 vessels in service, with 11 additional ships under construction or on firm order. For additional information about Royal Caribbean Cruises Ltd. please visit www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ROYAL CARIBBEAN CRUISES LTD.
                                                                 (Registrant)

Date: October 4, 2000                            By: /s/ RICHARD J. GLASIER
                                                    ---------------------------
                                                    Richard J. Glasier
                                                    Executive Vice President
                                                    and Chief Financial Officer